

13000065



Received SEC

JAN 08 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/8/13

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: General Dynamics Corporation

Dear Mr. Dye:

This is in regard to your letter dated December 27, 2012 concerning the shareholder proposal submitted by Mercy Investment Services, Inc. for inclusion in General Dynamics' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that General Dynamics therefore withdraws its December 14, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Valerie Heinonen, o.s.u.
Mercy Investment Services, Inc.
heinonenv@juno.com



December 27, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Shareholder Proposal Submitted by Mercy Investment Services, Inc.

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated December 14, 2012, requesting the staff's concurrence that General Dynamics Corporation (the "Company") may exclude the shareholder proposal referenced above from the proxy materials for the Company's January 2013 annual meeting of shareholders.

On December 22, 2012, the proponent submitted to the Company and the staff a letter withdrawing the proposal. A copy of the withdrawal letter is attached as Exhibit A. Because the proponent has withdrawn the proposal, the Company also hereby withdraws its request for a no-action letter relating to the proposal.

A copy of this letter also is being provided simultaneously to the proponent.

If you have any questions or require additional information, please call me at (202) 637-5737.

Sincerely,

Alan L. Dye

Enclosure

cc: Valeria Heinonen (Mercy Investment Services, Inc.)
Gregory S. Gallopoulos (General Dynamics Corporation)

EXHIBIT A


MERCY
INVESTMENT
SERVICES, INC

December 21, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

To Whom It May Concern:

On behalf of Mercy Investment Services, Inc. the filer of a shareholder proposal requesting certain actions and information related to General Dynamics lobbying practices, I hereby withdraw that resolution.

I understand from Mr. Alan L. Dye, Hogan Lovells US LLP, that the Comptroller of the State of New York filed the lobbying resolution at an earlier date. Therefore, the proposal filed by Mercy Investments is duplicative.

Thank you for your attention.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinonenv@juno.com



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(11)

December 14, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Shareholder Proposal Submitted by Mercy Investment Services, Inc.

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Mercy Investment Proposal") received from Mercy Investment Services, Inc. (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Mercy Investment Proposal from its 2013 proxy materials in reliance on Rule 14a-8(i)(11), on the ground that the Mercy Investment Proposal is substantially duplicative of a proposal previously submitted to the Company by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (the "Fund").

A copy of the Mercy Investment Proposal and its supporting statement, together with related correspondence received from the Proponent, is attached as *Exhibit A*. A copy of the proposal submitted by the Fund (the "Fund Proposal") and its supporting statement, together with related correspondence received by the Fund, is attached as *Exhibit B.*

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about March 15, 2013.

THE PROPOSALS

The Company received the Fund Proposal on November 15, 2012 at 2:57 p.m. via facsimile. The Fund Proposal requests that the Company's shareholders approve the following resolution:

> "**Resolved**, the shareholders of General Dynamics Corp. ("General Dynamics") request that the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by General Dynamics used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. General Dynamics' membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which General Dynamics is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

\\DC - 061467/000067 - 3899204 v5

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website."

Subsequently, on November 15, 2012 at 10:05 p.m., the Company received via email the Mercy Investment Proposal, which is nearly identical to the Fund Proposal. The Mercy Investment Proposal requests that the Company's shareholders approve the following resolution:

"**Resolved**, the shareholders of General Dynamics request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by General Dynamics used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. General Dynamics' membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which General Dynamics is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website."

BASIS FOR EXCLUSION

Rule 14a-8(i)(11) – The Mercy Investment Proposal Substantially Duplicates the Fund Proposal and May Be Excluded if the Company Includes the Fund Proposal in its 2013 Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates a proposal previously submitted by another proponent that will be included in the company's proxy materials. The Commission's stated purpose for this exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independent of each other." *Exchange Act Release No. 12999* (November 22, 1976).

When a company receives two substantially duplicative proposals, the staff has indicated that the company must include in its proxy materials the proposal the company received first (assuming the proposal is not excludable for other reasons) and may exclude the second proposal. *See Great Lakes Chemical Corp.* (March 2, 1998); *Atlantic Richfield Co.* (January 11, 1982). The Company intends to include the Fund Proposal in its 2013 proxy materials. Because the Fund Proposal was the first of the two proposals to be received, the Company intends to exclude the Mercy Investment Proposal in reliance on Rule 14a-8(i)(11).

The standard the staff has applied in determining whether a proposal is substantially duplicative of a previously submitted proposal is whether the two proposals have the same "principal thrust" or "principal focus" and not whether the proposals are worded identically. *See, e.g., Exxon Mobil Corp.* (March 19, 2010); *General Electric Co.* (December 30, 2009).

While the staff has previously found that two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11), the Fund Proposal and the Mercy Investment Proposal are identical in all substantive respects. As shown above, both proposals request the board of directors to prepare an annual report disclosing, among other things, the Company's policies, procedures and expenses associated with lobbying activities. Not only do the two proposals' present the same principal thrust or focus, they are absolutely identical in all substantive requests.

The only differences between the Fund Proposal and the Mercy Investment Proposal are immaterial differences in wording. The two proposals refer to the Company differently in certain cases, but in both instances there is no doubt the proposals refer to General Dynamics Corporation. In addition, the supporting statement accompanying the Mercy Investment Proposal references the Company's lobbying activity expenses for 2011 and 2012, while the supporting statement accompanying the Fund Proposal refers to the Company's lobbying activity expenses for 2011 only. These immaterial differences do not alter the fact that both proposals request the exact same report relating to the Company's policies and expenditures on lobbying activities. Thus, the two proposals are so similar that inclusion of both in the Company's 2013 proxy materials would cause shareholders to have to consider two substantially identical proposals, in direct opposition to one of the Commission's stated purposes of Rule 14a-8(i)(11). *See Exchange Act Release No. 34-12598* (July 7, 1976).

As a result, the Company may properly exclude the Mercy Investment Proposal under Rule 14a-8(i)(11).

CONCLUSION

We request the staff's concurrence in our view, or alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Mercy Investment Proposal in reliance on Rule 14a-8(i)(11).

In accordance with Staff Legal Bulletin 14F, Part F (October 18, 2011), please send your response to this letter to me by e-mail at alan.dye@hoganlovells.com. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

cc: Valeria Heinonen (Mercy Investment Services, Inc.)
Gregory S. Gallopoulos (General Dynamics Corporation)

Enclosures

Exhibit A

Copy of the Mercy Investment Proposal and Correspondence

----- Original Message -----
From: Valerie Heinonen [mailto:heinonenv@juno.com]
Sent: Thursday, November 15, 2012 10:05 PM
To: gsgallopoulos@generaldynamics.com <gsgallopoulos@generaldynamics.com>; Gallopoulos, Gregory; Aslaksen, Julie
Subject: Mercy Investment Services shareholder resolution

Dear Mr. Gallopoulos:

Attached are a filing letter and shareholder proposal regarding certain aspects of lobbying and requesting disclosure.

I have sent an overnight express mailing but want to be sure the materials reach you in a timely fashion. I have sent them also to Ms. Aslaksen.

Thank you for your attention.

Sister Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C #10E
NY, NY 10009
Direct Line 631 823 8222 (Temporary)
212 674 2542 (when back in NYC)
heinonenv@juno.com


MERCY
INVESTMENT
SERVICES, INC

November 15, 2011

Jay L. Johnson. Chair and Chief Executive Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

Dear Mr. Johnson:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution which requests the Board to authorize preparation of a report, updated annually, disclosing certain information related to company policy, procedures and oversight governing lobbying, both direct and through trade associations. It is filed for inclusion in the 2013 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We believe the General Dynamics' lobbying positions, as well as processes to influence public policy, ought to be transparent. Corporations can and do exert great influence as they approach legislators and regulators. Mercy Investment Services, like many other institutional investors, believe such disclosure is in the best interest of both company and shareowners. We suggest a system of transparency and accountability ensures that company assets are less likely to be used for policy objectives contrary to a company's long-term interests and posing risks to the company and shareowners.

Mercy Investment Services is the beneficial owner of at least $2000 worth of shares of General Dynamics stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. As in the past on this general subject, we hope you will consider dialogue.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinonenv@juno.com

Whereas, corporate lobbying exposes our Company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our Company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our Company's lobbying to assess whether our Company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of General Dynamics request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by General Dynamics used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. General Dynamics' membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which General Dynamics is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. General Dynamics does not fully disclose its trade association memberships, payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to General Dynamics's long-term interests.

General Dynamics spent approximately $22.3 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org), and its lobbying around the M1 Abrams tank garnered negative publicity (http://www.mcclatchydc.com/2012/07/30/158730/m1-abrams-tank-builder-pushes.html). This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and does not include lobbying expenditures to influence state legislation. And General Dynamics does not disclose membership in tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council ("ALEC").

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Exhibit B

Copy of the Fund Proposal and Correspondence

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 15, 2012

Mr. Gregory S. Gallopoulos
Secretary
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

Dear Mr. Gallopoulos:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform General Dynamics Corporation of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of General Dynamics Corporation will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of General Dynamics Corp. ("General Dynamics") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by General Dynamics used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. General Dynamics' membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which General Dynamics is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. General Dynamics does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to General Dynamics' long-term interests.

General Dynamics spent approximately $11.4 million in 2011 on direct federal lobbying activities (opensecrets.org) and its lobbying around the M1 Abrams tank garnered negative publicity (http://www.mcclatchydc.com/2012/07/30/158730/m1-abrams-tank-builder-pushes.html). This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and does not include lobbying expenditures to influence state legislation. And General Dynamics does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council ("ALEC").

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.